Consolidated Financial Statements of

CGI GROUP INC.

For the three months ended December 31, 2009 and 2008
(unaudited)

CGI GROUP INC.
Consolidated Statements of Earnings
For the three months ended December 31
(in thousands of Canadian dollars, except share data) (unaudited)

	2009	2008 (Restated Note 1a and b)
	$	$

Revenue	913,006	1,000,372

Operating expenses
Costs of services, selling and administrative	750,385	837,077
Amortization (Note 7)	44,306	45,283
Interest on long-term debt	3,729	6,702
Interest income	(371)	(770)
Other (income) expenses	(528)	2,505
Foreign exchange (gain) loss	(1,121)	3,784
	796,400	894,581
Earnings from continuing operations before income taxes	116,606	105,791
Income tax expense	5,387	25,802
Earnings from continuing operations	111,219	79,989
Earnings from discontinued operations, net of income taxes	-	85
Net earnings	111,219	80,074
Attributable to:
Shareholders of CGI Group Inc.
Earnings from continuing operations	110,852	79,634
Earnings from discontinued operations	-	85
Net earnings attributable to shareholders of CGI Group Inc.	110,852	79,719
Non-controlling interest
Earnings from continuing operations	367	355
Earnings from discontinued operations	-	-
Net earnings attributable to non-controlling interest	367	355
Net earnings	111,219	80,074

Basic earnings per share from continuing and discontinued operations attributable to shareholders of CGI Group Inc. (Note 5d)	0.38	0.26
Diluted earnings per share from continuing and discontinued operations attributable to shareholders of CGI Group Inc. (Note 5d)	0.37	0.26

CGI GROUP INC.
Consolidated Statements of Comprehensive Income
For the three months ended December 31
(in thousands of Canadian dollars) (unaudited)

	2009	2008 (Restated Note 1a and b)
	$	$
Net earnings	111,219	80,074
Net unrealized (losses) gains on translating financial statements of self-sustaining foreign operations (net of income taxes)	(25,650)	135,657
Net unrealized gains on translating long-term debt designated as hedges of net investments in self-sustaining foreign operations (net of income taxes)	2,944	1,473
Net unrealized gains (losses) on cash flow hedges (net of income taxes)	5,171	(1,830)
Other comprehensive (loss) income (Note 8)	(17,535)	135,300
Comprehensive income	93,684	215,374
Attributable to:
Shareholders of CGI Group Inc.	93,317	215,019
Non-controlling interest	367	355

Consolidated Statements of Retained Earnings
For the three months ended December 31
(in thousands of Canadian dollars) (unaudited)

	2009	2008 (Restated Note 1a)
	$	$
Retained earnings, beginning of period, as previously reported	1,182,237	923,721
Change in accounting policy (Note 1a)	-	(2,341)
Retained earnings, beginning of period, as restated	1,182,237	921,380
Net earnings attributable to shareholders of CGI Group Inc.	110,852	79,719
Excess of purchase price over carrying value of Class A subordinate shares acquired (Note 5a)	(97,008)	-
Change in subsidiary investment (Note 6a)	(285)	-
Retained earnings, end of period	1,195,796	1,001,099

CGI GROUP INC.
Consolidated Balance Sheets
(in thousands of Canadian dollars)(unaudited)

	As at December 31, 2009	As at September 30, 2009 (Restated Note 1b)
	$	$
Assets
Current assets
Cash and cash equivalents (Note 2)	337,425	343,427
Short-term investments	9,020	-
Accounts receivable	447,528	461,291
Work in progress	258,839	249,022
Prepaid expenses and other current assets	94,586	82,237
Income taxes	3,336	2,759
Future income taxes	12,180	15,110
	1,162,914	1,153,846
Capital assets	206,345	212,418
Intangible assets (Note 4)	442,921	455,775
Other long-term assets	60,997	60,558
Future income taxes	8,051	10,173
Goodwill	1,660,629	1,674,781
Total assets before funds held for clients	3,541,857	3,567,551
Funds held for clients	243,374	332,359
	3,785,231	3,899,910

Liabilities
Current liabilities
Accounts payable and accrued liabilities	303,772	306,826
Accrued compensation	127,212	165,981
Deferred revenue	202,416	136,135
Income taxes	89,451	88,002
Future income taxes	48,943	50,250
Current portion of long-term debt	18,857	17,702
	790,651	764,896
Future income taxes	146,339	171,697
Long-term debt	257,748	265,428
Other long-term liabilities	96,644	83,934
Total liabilities before clients’ funds obligations	1,291,382	1,285,955
Clients’ funds obligations	243,374	332,359
	1,534,756	1,618,314
Shareholders’ equity
Retained earnings	1,195,796	1,182,237
Accumulated other comprehensive loss (Note 8)	(303,525)	(285,990)
	892,271	896,247
Capital stock (Note 5a)	1,274,131	1,298,270
Contributed surplus (Note 5c)	77,806	80,737
Equity attributable to shareholders of CGI Group Inc.	2,244,208	2,275,254
Equity attributable to non-controlling interest	6,267	6,342
	2,250,475	2,281,596
	3,785,231	3,899,910

CGI GROUP INC.
Consolidated Statements of Cash Flows
For the three months ended December 31
(tabular amounts only are in thousands of Canadian dollars) (unaudited)

	2009	2008 (Restated Note 1a and b)
	$	$
Operating activities
Earnings from continuing operations	111,219	79,989
Adjustments for:
Amortization (Note 7)	49,881	50,785
Future income taxes	(22,879)	10,118
Foreign exchange (gain) loss	(490)	3,134
Stock-based compensation costs (Note 5b)	3,241	2,611
Net change in non-cash working capital items	25,156	(67,036)
Cash provided by continuing operating activities	166,128	79,601

Investing activities
Purchase of short-term investments	(9,020)	-
Business acquisitions (net of cash acquired) (Note 6a)	(727)	(190)
Proceeds from sale of assets and businesses (net of cash disposed)	-	1,651
Purchase of capital assets	(8,215)	(15,715)
Additions to intangible assets	(18,150)	(11,608)
Cash used in continuing investing activities	(36,112)	(25,862)

Financing activities
Use of credit facilities	-	144,694
Repayment of credit facilities	-	(50,408)
Repayment of long-term debt	(4,250)	(2,333)
Repurchase of Class A subordinate shares (net of share repurchase costs) (Note 5a)	(150,368)	(1,817)
Issuance of shares	24,365	1,310
Cash (used) provided in continuing financing activities	(130,253)	91,446
Effect of foreign exchange rate changes on cash and cash equivalents from continuing operations	(5,765)	20,535
Net (decrease) increase in cash and cash equivalents from continuing operations	(6,002)	165,720
Net cash and cash equivalents provided by discontinued operations	-	180
Cash and cash equivalents, beginning of period	343,427	50,134
Cash and cash equivalents, end of period (Note 2)	337,425	216,034
Interest paid	1,306	1,888
Income taxes paid	23,560	46,357

Non-cash transactions
Significant non-cash transactions consisted of capital leases and intangible assets acquired for a total amount of $10,267,000, for the three months ended December 31, 2009 and capital leases acquired of $1,188,000, for the three months ended December 31, 2008.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2009 and 2008
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

1.	Summary of significant accounting policies

a) Basis of presentation

The interim consolidated financial statements for the three months ended December 31, 2009 and 2008 are unaudited and include all adjustments that management of CGI Group Inc. (the “Company”) considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosures provided in these interim financial statements do not conform in all respects with the requirements of Canadian generally accepted accounting principles (“GAAP”) for annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2009. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2009, except for new accounting policies adopted effective October 1, 2009.

Certain comparative figures have been reclassified to conform to the current period’s presentation and have been restated upon the adoption of Section 3064, “Goodwill and Intangible Assets”. The Company adopted Section 3064 retroactively with restatement during the fiscal year 2009. As a result, the Company recorded certain expenditures related to start-up costs and labor costs as expenses, rather than recording them as intangible assets. Opening retained earnings at October 1, 2008 have been reduced by $2,341,000, which is the amount of the adjustment relating to periods prior to fiscal year 2009. The retrospective impact on net earnings attributable to shareholders of CGI Group Inc. for the three months ended December 31, 2008 is an increase of $137,000. The retrospective impact on basic and diluted earnings per share for the prior restated period is nominal.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2009 and 2008
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

1.	Summary of significant accounting policies (continued)

b) Change in accounting policies

On October 1, 2009, the Company has elected to early adopt the following Handbook Sections issued by the Canadian Institute of Chartered Accountants (“CICA”) in January 2009 as it primarily converges with the International Financial Reporting Standards (“IFRS”) and U.S. GAAP:

i)
Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. The Section establishes standards for the accounting for a business combination. It is similar to the corresponding provisions of IFRS 3 (Revised), “Business Combinations” and of U.S. GAAP standard, Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations”. The new Section requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at their acquisition-date fair values including non-controlling interests and contingent considerations. Subsequent changes in fair value of contingent considerations classified as liabilities are recognized in earnings. Acquisition-related costs and restructuring costs are also to be expensed as incurred rather than capitalized as a component of the business combination. Also, the previously unrecognized future tax assets related to the acquiree subsequent to the business combination are recognized in earnings rather than as a reduction of goodwill.

ii)
Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These sections are similar to the corresponding provisions of IFRS standard, International Accounting Standards 27 (Revised), “Consolidated and Separate Financial Statements” and of U.S. GAAP standard, ASC Topic 810, “Consolidation”. Section 1602 requires the Company to report non-controlling interests as a separate component of shareholders equity rather than as a liability of the consolidated balance sheet statements. Transactions between an entity and non-controlling interests are considered as equity transactions. In addition, the attribution of net earnings and comprehensive income between the Company’s shareholders and non-controlling interests is presented separately in the consolidated statements of earnings and comprehensive income rather than reflecting non-controlling interests as a deduction of net earnings and total comprehensive income.

In accordance with the transitional provisions, these sections have been applied prospectively, except for the presentation requirements for non-controlling interest, which must be applied retrospectively.

The effects of the adoption of these sections on the Company’s consolidated financial statements are described in Note 6. In addition, the Company’s consolidated financial statements consider the above mentioned reclassifications of non-controlling interest. The effects on future periods will depend on the nature and significance of business combinations subject to these sections.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2009 and 2008
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

1.	Summary of significant accounting policies (continued)

c) Future accounting policies

In December 2009, the CICA issued Emerging Issue Committee Abstract (“EIC”) 175, “Revenue Arrangements with Multiple Deliverables”, an amendment to EIC 142, “Revenue Arrangements with Multiple Deliverables”. EIC 175 provides guidance on certain aspects of the accounting for arrangements under which the Company will perform multiple revenue-generating activities. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. EIC 175 also includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. EIC 175 is effective prospectively, with retrospective adoption permitted, for revenue arrangements entered into or materially modified in fiscal years beginning on or after January 1, 2011. Early adoption is also permitted; however, early adoption during an interim period requires retrospective application from the beginning of the fiscal year. The Company is currently evaluating the impact of the adoption of this new EIC on the consolidated financial statements.

2.	Cash and cash equivalents

	As at December 31, 2009	As at September 30, 2009
	$	$
Cash	179,113	203,160
Cash equivalents	158,312	140,267
	337,425	343,427

3.	Short-term investments

Short-term investments, comprised of term deposits, have remaining maturities over three months, but not more than one year, at the date of purchase. Short-term investments are designated as held-for-trading and are carried at fair value.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2009 and 2008
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

4.	Intangible assets

	As at December 31, 2009			As at September 30, 2009
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
	$	$	$	$	$	$
Intangible assets
Contract costs
Incentives	254,472	190,213	64,259	247,146	185,296	61,850
Transition costs	176,206	81,660	94,546	169,087	77,138	91,949
	430,678	271,873	158,805	416,233	262,434	153,799
Other intangible assets
Internal-use software	87,337	61,224	26,113	88,128	59,033	29,095
Business solutions	283,068	165,290	117,778	284,341	160,423	123,918
Software licenses	150,157	112,068	38,089	144,861	108,127	36,734
Client relationships and other	336,737	234,601	102,136	341,188	228,959	112,229
	857,299	573,183	284,116	858,518	556,542	301,976
	1,287,977	845,056	442,921	1,274,751	818,976	455,775

All intangible assets are subject to amortization. The following table presents the aggregate amount of intangible assets subject to amortization that were acquired or internally developed during the period:

	Three months ended December 31
	2009	2008
	$	$
Acquired	13,334	2,930
Internally developed	11,273	8,678
	24,607	11,608

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2009 and 2008
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

5.	Capital stock, stock options, contributed surplus and earnings per share

a)      Capital stock

Class A subordinate shares			Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
Balance, as at September 30, 2009	267,278,110	1,251,383	33,608,159	46,887	300,886,269	1,298,270
Repurchased and cancelled(1)	(11,352,280)	(53,184)	-	-	(11,352,280)	(53,184)
Repurchased and not cancelled(1)	-	(176)	-	-	-	(176)
Issued upon exercise of options(2)	2,682,326	29,221	-	-	2,682,326	29,221
Balance, as at December 31, 2009	258,608,156	1,227,244	33,608,159	46,887	292,216,315	1,274,131

(1)On January 27, 2009, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid for the purchase of up to 26,970,437 Class A subordinate shares. During the three months ended December 31, 2009, the Company repurchased 11,389,780 Class A subordinate shares for $150,368,000. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $97,008,000, was charged to retained earnings. As at December 31, 2009, 37,500 of the repurchased Class A subordinate shares with a carrying value of $176,000 and a purchase value of $525,000 were held and paid by the Company, and had been cancelled subsequent to the quarter. As at September 30, 2009, all repurchased Class A subordinate shares were cancelled and paid.

 (2)The carrying value of Class A subordinate shares includes $6,172,000 ($5,253,000 for the year ended September 30, 2009) which corresponds to a reduction in contributed surplus representing the value of accumulated compensation cost associated with the options exercised during the period.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2009 and 2008
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

5.	Capital stock, stock options, contributed surplus and earnings per share (continued)

b)      Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the Toronto Stock Exchange on the day preceding the date of the grant. Options generally vest one to three years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents information concerning all outstanding stock options granted by the Company:

Outstanding, as at September 30, 2009	28,883,835
Granted	8,314,689
Exercised	(2,682,326)
Forfeited	(3,134,589)
Expired	(973,837)
Outstanding, as at December 31, 2009	30,407,772

The following table presents the weighted average assumptions used to determine the stock-based compensation costs recorded in cost of services, selling and administrative expenses using the Black-Scholes option pricing model:

	Three months ended December 31
	2009	2008
Stock-based compensation costs ($)	3,241	2,611
Dividend yield (%)	0.00	0.00
Expected volatility (%)	27.33	24.41
Risk-free interest rate (%)	2.48	3.06
Expected life (years)	5.00	5.00
Weighted average grant date fair values ($)	3.62	2.59

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2009 and 2008
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

5.	Capital stock, stock options, contributed surplus and earnings per share (continued)

c)      Contributed surplus

$
Balance, as at September 30, 2009	80,737
Compensation costs associated with exercised options	(6,172)
Stock-based compensation costs	3,241
Balance, as at December 31, 2009	77,806

d)      Earnings per share from continuing operations

The following table sets forth the computation of basic and diluted earnings per share from continuing operations:

				Three months ended December 31
	2009			2008 (Restated Note 1a and b)
	Earnings from continuing operations(1)	Weighted average number of shares outstanding (2)	Earnings per share from continuing operations(1)	Earnings from continuing operations(1)	Weighted average number of shares outstanding(2)	Earnings per share from continuing operations(1)
	$		$	$		$
Basic	110,852	295,477,129	0.38	79,634	308,274,151	0.26
Dilutive options (3)		6,476,420	(0.01)		2,380,363	-
Diluted	110,852	301,953,549	0.37	79,634	310,654,514	0.26

(1)	Attributable to shareholders of CGI Group Inc.

(2)
The 11,389,780 Class A subordinate shares repurchased during the three months ended December 31, 2009 (nil during the three months ended December 31, 2008), were excluded from the calculation of earnings per share as of the date of repurchase.

(3)
The calculation of the dilutive effects excludes all anti-dilutive options that were either not exercisable or would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods presented in the table. The number of excluded options was 13,079,312 and 15,141,677 for the three months ended December 31, 2009 and 2008, respectively.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2009 and 2008
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

6.	Investments in subsidiaries

a)      Acquisitions

During the three months ended December 31, 2009, the Company increased its investment of shares of Conseillers en informatique d’affaires to 68.09% for cash consideration of $727,000. As a result non-controlling interest decreased by $442,000 and the retained earnings decreased by $285,000. Prior to the adoption of Section 1582, the decrease of $285,000 would have been applied to goodwill.

b)      Business combination adjustments

Future income tax assets related to losses carried forward acquired in the American Management Systems, Incorporated business acquisition that were not recognized as an identifiable asset at the date of acquisition were recognized during the three months ended December 31, 2009, resulting in a corresponding decrease in income tax expense of $3,117,000.  The transitional rules of the new Section 1582 require that a change in recognized acquired future income tax assets arising from past business combinations be recorded through the income tax expense. Prior to the adoption of Section 1582, the corresponding decrease would have been applied to the goodwill.

7.	Amortization

	Three months ended December 31
	2009	2008 (Restated Note 1a)
	$	$
Amortization of capital assets	17,181	13,817
Amortization of intangible assets
Contract costs related to transition costs	4,903	4,779
Other intangible assets	22,222	26,687
	44,306	45,283
Amortization of contract costs related to incentives (presented as reduction of revenue)	5,254	5,181
Amortization of deferred financing fees (presented in interest on long-term debt)	321	321
	49,881	50,785

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2009 and 2008
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

8.	Accumulated other comprehensive loss

	Balance, as at September 30, 2009	Net changes incurred during the three months	Balance, as at December 31, 2009
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of accumulated income tax recovery of $10,669 as at December 31, 2009 and $10,464 as at September 30, 2009)	(359,423)	(25,650)	(385,073)
Net unrealized gains on translating long-term debt designated as hedges of net investments in self-sustaining foreign operations (net of accumulated income tax expense of $12,064 as at December 31, 2009 and $11,623 as at September 30, 2009)	61,000	2,944	63,944
Net unrealized gains on cash flow hedges (net of accumulated income tax expense of $6,842 as at December 31, 2009 and $4,422 as at September 30, 2009)	12,433	5,171	17,604
	(285,990)	(17,535)	(303,525)

For the three months ended December 31, 2009, $1,908,000 of the net unrealized gains previously recognized in other comprehensive income (net of income taxes of $856,000) were reclassified to net earnings for derivatives designated as cash flow hedges.

9.	Income Taxes

Income tax expense for the three months ended December 31, 2009 and 2008 were $5,387,000 and $25,802,000, respectively, representing a $20,415,000 decrease. The Company’s effective income tax rate for the three months ended December 31, 2009 and 2008 were 4.61% and 24.38%, respectively. This significant decrease was due to tax adjustments in the amount of $30,532,000 mainly as a result of the final determinations and expiration of limitation periods. For the three months ended December 31, 2008, the expense contained a favourable income tax benefit of $8,600,000 pertaining to a court decision rendered related to past years’ tax liabilities. Without these favourable tax benefits, the Company’s income tax rate for the three months ended December 31, 2009 and 2008 would have been 30.80% and 32.52%, respectively.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2009 and 2008
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

10.	Segmented information

The Company is managed through three operating segments in addition to Corporate services, namely: Canada, U.S. & India and Europe & Asia Pacific. The segments are based on a delivery view and the results incorporate domestic activities as well as impacts from our delivery model utilizing our centers of excellence.

The following presents information on the Company’s operations based on its management structure:

As at and for the three months ended December 31, 2009	Canada	U.S. & India	Europe & Asia Pacific	Corporate	Total
	$	$	$	$	$
Segment revenue	550,737	332,314	66,266	-	949,317
Intersegment revenue elimination	(12,171)	(19,298)	(4,842)	-	(36,311)
Revenue	538,566	313,016	61,424	-	913,006
Earnings (loss) from continuing operations before interest on long-term debt, interest income, other (income) expenses, income tax expense(1)	89,828	40,758	1,398	(12,548)	119,436
Total assets	2,253,315	961,187	192,547	378,182	3,785,231

(1)	Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $29,604,000, $15,099,000, $1,347,000 and $3,510,000, respectively.

As at and for the three months ended December 31, 2008 (Restated Note 1a)	Canada	U.S. & India	Europe & Asia Pacific	Corporate	Total
	$	$	$	$	$
Segment revenue	590,770	354,839	79,267	-	1,024,876
Intersegment revenue elimination	(6,513)	(13,143)	(4,848)	-	(24,504)
Revenue	584,257	341,696	74,419	-	1,000,372
Earnings (loss) from continuing operations before interest on long-term debt, interest income, other (income) expenses, income tax expense(1)	76,662	48,787	4,298	(15,519)	114,228
Total assets	2,324,263	1,173,204	223,649	264,798	3,985,914

(1)	Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $29,395,000, $16,179,000, $1,434,000 and $3,456,000, respectively.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. Intersegment revenue are priced as if revenue was from third parties.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2009 and 2008
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

11.	Contingencies and Guarantees

a)      Contingencies

From time to time, the Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

b)      Guarantees

In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $36,519,000 in total, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at December 31, 2009. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at December 31, 2009, the Company provided for a total of $113,625,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2009 and 2008
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

12.	Financial instruments and hedges

The Company uses various financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes. During the three months ended December 31, 2009, the Company entered into foreign currency forward contracts to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Indian rupee on future revenue for a period of 12 months.

The hedges were documented as cash flow hedges and no component of the derivative instruments’ fair value is excluded from the assessment and measurement of hedge effectiveness.

The forward contracts are derivative instruments, and, therefore, are recorded at fair value on the balance sheet. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the forward contracts.

The effective portion of the change in fair value of the derivative instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statement of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into earnings as an adjustment to revenue when the hedged revenue is recognized. The assessment of effectiveness is based on forward rates utilizing the hypothetical derivative method. During the three months ended December 31, 2009, there was no ineffectiveness recorded in the consolidated statement of earnings.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2009 and 2008
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

12.	Financial instruments and hedges (continued)

The following table summarizes the fair value of outstanding hedging instruments:

		As at December 31, 2009	As at September 30, 2009
Hedge on net investments in self-sustaining foreign subsidiaries	Recorded in	$	$
US$100,000 debt designated as the hedging instrument to the Company’s net investment in U.S. subsidiaries (US$100,000 as at September 30, 2009	Long-term debt	104,660	107,220
€12,000 debt designated as the hedging instrument to the Company’s net investment in European subsidiaries (€12,000 as at September 30, 2009)	Long-term debt	18,000	18,823
Cash flow hedges on future revenue
US$177,090 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (US$192,660 as at September 30, 2009)

	Other current assets Other long-term assets	7,392 19,155	8,303 16,148
US$67,410 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (US$62,940 as at September 30, 2009)	Other current assets Other long-term assets Other long-term liabilities	2,653 1,827 -	1,495 488 78
$106,000 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($110,315 as at September 30, 2009)	Accrued liabilities Other long-term liabilities	1,871 4,825	2,005 7,570
Cash flow hedges on the Senior U.S. unsecured notes
US$107,000 foreign currency forward contracts (US$107,000 as at September 30, 2009)	Other long-term assets	3,209	5,736

The Company expects that approximately $10,274,000 of the accumulated net unrealized gains on all derivative financial instruments designated as cash flow hedges at December 31, 2009 will be reclassified in net income in the next 12 months.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2009 and 2008
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

13.	Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP

The material differences between Canadian and U.S. GAAP affecting the Company's consolidated financial statements are detailed in the table below. The Company's most recent annual financial statements describe the circumstances which gave rise to the material differences between Canadian and U.S. GAAP applicable as at September 30, 2009.

	Three months ended December 31
	2009	2008 (Restated Note 1a and b)
Reconciliation of net earnings:	$	$
Net earnings - Canadian GAAP	111,219	80,074
Adjustments for:
Stock-based compensation	629	(1,415)
Warrants	351	351
Other	(23)	393
Net earnings – U.S. GAAP	112,176	79,403
Attributable to:
Shareholders of CGI Group Inc.	111,809	79,048
Non-controlling interest	367	355

Basic earnings per share attributable to shareholders of CGI Group Inc. – U.S. GAAP	0.38	0.26
Diluted earnings per share attributable to shareholders of CGI Group Inc. – U.S. GAAP	0.37	0.25

Net earnings – U.S. GAAP	112,176	79,403
Other comprehensive income	(17,535)	135,300
Comprehensive income – U.S. GAAP	94,641	214,703
Attributable to:
Shareholders of CGI Group Inc.	94,274	214,348
Non-controlling interest	367	355

	As at December 31, 2009	As at September 30, 2009 (Restated Note 1)
	$	$
Reconciliation of shareholders’ equity:
Attributable to shareholders of CGI Group Inc.
Shareholders’ equity - Canadian GAAP	2,244,208	2,275,254
Adjustments for:
Stock-based compensation	58,411	58,411
Warrants	(7,637)	(7,988)
Reversal of income tax provision	(7,969)	(7,969)
Unearned compensation	(3,694)	(3,694)
Integration costs	(6,606)	(6,606)
Goodwill	28,078	28,078
Income taxes and adjustment for change in accounting policy	9,715	9,715
Other	(3,288)	(3,265)
Shareholders’ equity of CGI Group Inc. – U.S. GAAP	2,311,218	2,341,936

Attributable to non-controlling interest
Shareholders’ equity of non-controlling interest – Canadian and U.S. GAAP	6,267	6,342

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2009 and 2008
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

13.	Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP (continued)

Recent accounting changes

In December 2007, the Financial Accounting Standard Board (“FASB”) issued ASC Topic 805, “Business Combinations,” which became effective for the Company as of October 1, 2009 via prospective application to business combinations. This standard is similar to the corresponding provisions of CICA Section 1582, “Business Combinations”, (refer to Note 1b). As a result of the adoption of ASC Topic 805, tax adjustments for a total amount of $25,455,000 related to the final determinations and expiration of limitation periods were recognized as a reduction of the income tax expense rather than applied to goodwill. This new accounting treatment is consistent with CICA Section 1582. Consequently, there is no GAAP difference in the three months ended December 31, 2009 with respect to these items.

In December 2007, the FASB issued ASC Topic 810, “Consolidation”, which became effective for the Company as of October 1, 2009 via retrospective application. This standard is similar to the corresponding provisions of CICA  Section 1601 “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, (refer to Note 1b). The Company adopted ASC Topic 810 without significant effect on the Company’s consolidated financial statements.

The effects on future periods will depend on the nature and significance of business combinations subject to these standards.